WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2020
(In thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2019	1,000	$ 1	174,048	(7,715)	884	167,218
Net income	-	-	-	4,272	-	4,272
Dividends / return of capital to parent – cash	-	-	(5,000)	-	-	(5,000)
W&R Capital Management Group, Inc & Waddell & Reed Investment Management Company mergers	-	-	102	(102)	-	-
Other comprehensive loss	-	-	-	-	(371)	(371)
Balance at December 31, 2020	1,000	$ 1	169,150	(3,545)	513	166,119

See accompanying notes to consolidated financial statements.